Exhibit 99.2

TANQUERAY EXPLORATION LTD.

#500, 301 8 Ave SW

Calgary, Alberta

T2P 1C5

(email - MWayne@IAGTO.CA)

August 1, 2014

BY E-MAIL

Gold Standard Ventures Corp.

Suite 610 - 815 West Hastings Street

Vancouver, B.C.

V6C 1B4

Attention:	Jonathan T. Awde - President and Chief Executive Officer
(email - jonathan@goldstandardv.com)

Dear Mr. Awde:

Re:	Tanqueray Exploration Ltd. - Purchase of Certain Mining Interests located in Elko, Eureka and Mineral Counties, Nevada from Gold Standard Ventures Corp.

Further to our letter of intent dated May 29, 2014 (the “LOI”) with respect to the purchase by Tanqueray Exploration Ltd. (“Tanqueray”) of all of the right, title and interest of Gold Standard Ventures Corp. and its wholly-owned subsidiaries Gold Standard Ventures (US) Inc. and JKR Gold Resources (USA) Inc. (collectively “Gold Standard”) in and to the Property, we write to confirm our understanding of certain amendments to the terms and conditions of the LOI as set out below. Unless otherwise defined, capitalized terms used in this letter shall have the meanings ascribed to such terms in the LOI.

We confirm that the LOI is hereby amended as follows:

1.	For greater certainty, the Property is comprised of all of Gold Standard’s right, title and interest in and to the Safford-CVN, East Bailey and East Camp Douglas projects in Eureka, Elko and Mineral counties, respectively, Nevada, which are the subject of separate independent technical reports dated May 23, 2014 prepared by APEX Geoscience Ltd., of Edmonton, Alberta in compliance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects entitled “Technical Report on the Safford Canyon - Crescent Valley North Project, Eureka County, Nevada, USA”, “Technical Report on the East Bailey Project, Elko County, Nevada, USA” and “Technical Report on the East Camp Douglas Project, Mineral County, Nevada, USA”, respectively.

2.	Paragraphs 3.1 and 8.2(d) of the LOI are amended by increasing the proceeds to be raised by Tanqueray under the concurrent financing as a condition to Closing of the purchase and sale of the Property from $800,000 to $1,300,000.

3.	Paragraph 3.4 of the LOI is amended to provide that upon Closing of the purchase and sale of the Property, Tanqueray shall reimburse Gold Standard for all fees, taxes, lease, advance royalty and other payments made by Gold Standard to maintain the Property in good standing since the date of the LOI, being May 29, 2014, including, but not limited to, United States Bureau of Land Management fees, state and county taxes and payments to

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lessors and other holders of mineral claims, fee lands and surface, water and other rights forming part of the Property.

4.	Paragraph 4.5 of the LOI is amended by extending the date on or before which Tanqueray’s Special Meeting to approve, among other things, the Special Meeting Matters must be held from August 15, 2014 to September 12, 2014.

5.	Save and except as amended hereby, the LOI remains in full force and effect in accordance with its terms.

6.	This letter shall be governed by and construed in accordance with the laws of the province of British Columbia without regard for choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

7.	The LOI, as amended hereby, shall enure to the benefit of and be binding upon the Parties and their respective successors and permitted assigns.

8.	This letter may be executed in two or more counterparts and delivered by facsimile or scanned email attachment, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first above written.

If the foregoing is acceptable to you, please indicate your acceptance by signing and returning one copy of this letter to us at your earliest convenience.

Yours truly,

TANQUERAY EXPLORATION LTD.

Per:
/s/ Mark Wayne
Mark Wayne
Chief Executive Officer

I have authority to bind the Corporation

ACCEPTED AND AGREED TO this 1st day of August, 2014 by:

GOLD STANDARD VENTURES CORP.

Per:
/s/ Jonathan T. Awde
Jonathan T. Awde
President and Chief Executive Officer

I have authority to bind the Corporation